UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            SCOTT TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.10 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                 810022 30 1
                                --------------
                                (CUSIP Number)

                               Murray A. Indick
	                     BLUM Capital Partners, L.P.
                (formerly Richard C. Blum & Associates, L.P.)
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 6, 2001
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 30



CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 2 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 3 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 4 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 5 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 6 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 7 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 8 of 30

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,899,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,899,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,899,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       23.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 810022 30 1             SCHEDULE 13D                    Page 9 of 30

This Amendment No. 9 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 21, 1999 by Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); BLUM Capital Partners, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, and together with RCBA Strategic Partners, L.P., the "Reporting Persons"). This Amendment No. 9 relates to shares of Common Stock, par value $0.10(the "Common Stock"), of Scott Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Chagrin Highlands, 2000 Auburn Drive, Suite 400, Beachwood, Ohio 44122. The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2  Identity and Background
-------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

The names of the executive officers and directors of RCBA Inc., their addresses, and citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum       909 Montgomery St.          USA     President and
President &           Suite 400                           Chairman
Chairman              San Francisco, CA  94133            BLUM, L.P.

Nils Colin Lind       909 Montgomery St.         Norway   Managing Partner,
Managing Partner      Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Claus J. Moller       909 Montgomery St.        Denmark   Managing Partner,
Managing Partner      Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

John C. Walker        909 Montgomery St.           USA     Partner,
Partner               Suite 400                            BLUM L.P.
                      San Francisco, CA  94133

Kevin A. Richardson   909 Montgomery St.           USA     Partner,
Partner               Suite 400                            BLUM L.P.
                      San Francisco, CA  94133




CUSIP NO. 810022 30 1             SCHEDULE 13D                   Page 10 of 30

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Jose S. Medieros      909 Montgomery St.        Brazil    Partner,
Partner               Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Jeff A. Cozad         909 Montgomery St.          USA     Partner,
Partner               Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Marc T. Scholvinck    909 Montgomery St.          USA     Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA  94133            BLUM, L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.          USA     Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA  94133            BLUM, L.P.

The principal business address of RCBA GP is 909 Montgomery Street, Suite 400,
San Francisco, CA   94133.  The names of the managing members and members of
RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.         USA	    President and
Managing Member       Suite 400                           Chairman
                      San Francisco, CA  94133            BLUM, L.P.

Nils Colin Lind       909 Montgomery St.        Norway    Managing Partner,
Managing Member       Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

John C. Walker        909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Kevin A. Richardson   909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Jose S. Medieros      909 Montgomery St.         Brazil   Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA  94133




CUSIP NO. 810022 30 1             SCHEDULE 13D                   Page 11 of 30

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Jeff A. Cozad         909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM L.P.
                      San Francisco, CA  94133

Marc T. Scholvinck    909 Montgomery St.          USA     Partner & Chief
Member                Suite 400                           Financial Officer,
                      San Francisco, CA  94133            BLUM, L.P.

Murray A. Indick      909 Montgomery St.          USA     Partner and
Member                Suite 400                           General Counsel,
                      San Francisco, CA  94133            BLUM, L.P.

The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Kim Fromer            22225 Acorn Street          USA     President,
Trustee               Chatsworth, CA 91311                Fromer, Inc.

Curtis Conyers, Jr.   419 W. Maple Avenue         USA     President,
Trustee               Monrovia, CA 91016                  Richard Lane Company

Richard Harris        292 North Wilshire          USA     General Manager,
Trustee               Anaheim, CA 92801                   Wesseln Construction
                                                          Company, Inc.

Ralph Larison         1925 Water Street           USA     President,
Trustee               Long Beach, CA 90802                Connolly-Pacific Co.

Bert Lewitt           2901 28th Street            USA     President, Morley
Trustee               Santa Monica, CA 90405              Construction Co.

Ronald W. Tutor       15901 Olden Street          USA     President,
Trustee               Sylmar, CA 91342                    Tutor-Saliba Corp.

J.D. Butler           412 Dawson Drive            USA     Executive Secretary,
Trustee               Camarillo, CA 93010                 Gold Coast District
                                                          Council of Carpenters

James K. Bernsen      520 South Virgil Ave        USA     Secretary-Treasurer,
Trustee               Los Angeles, CA 90020               Southern California-
                                                          Nevada Regional
                                                          Council of Carpenters


CUSIP NO. 810022 30 1             SCHEDULE 13D                   Page 12 of 30

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Douglas J. McCarron   520 South Virgil Ave.      USA       Secretary-Treasurer,
Co-Chairman,          Los Angeles, CA 90020                Southern California
Trustee                                                    District Council of
                                                           Carpenters

Gary Jaacks           520 West Walnut Ave.       USA       President,
Trustee               Orange, CA 92868                     Raymond Interiors

Robert J. Sheets      520 South Virgil Ave.     USA       Controller, Southern
Trustee               Los Angeles, CA 90020               California-Nevada
                                                          Regional Council of
                                                          Carpenters

Mike McCarron         520 South Virgil Ave.     USA       Secretary-Treasurer,
Trustee               Los Angeles, CA 90020               So.California-Nevada
                                                          Regional Council of
                                                          Carpenters

Floyd Clay            520 South Virgil Ave.     USA       Sr. Administrative
Trustee               Los Angeles, CA 90020               Assistant, So.
                                                          California-Nevada
                                                          Regional Council of
                                                          Carpenters

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------
On February 5, 2001, Scott Technologies Inc. ("Scott") and Tyco International, Ltd. ("Tyco") announced that Tyco Acquisition Corp. XVIII
(NV), a wholly owned first tier subsidiary of Tyco ("Tyco Acquisition"), R2 Mergersub Inc., a wholly owned first tier subsidiary of Tyco Acquisition ("Merger Sub"), and Scott had entered into an Agreement and Plan of Merger, dated as of February 4, 2001 (the "Merger Agreement"). The terms and conditions of the Merger Agreement are set forth in Scott's Form 8K filed on February 6, 2001. As a condition of the Merger Agreement, Tyco requested the Reporting Persons to enter into voting agreements with Tyco Acquisition.



CUSIP NO. 810022 30 1             SCHEDULE 13D                   Page 13 of 30


As of February 4, 2001, Reporting Persons and some of their affiliates entered into voting agreements with Tyco Acquisition. The form of agreements is attached hereto as Exhibit B and incorporated by reference herein, and signature pages for each of the Holders is attached.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10Q, there were 16,947,488 shares of Common Stock issued and outstanding as of October 25, 2000. Based on such information, the Reporting Persons report the following direct holdings and corresponding percentage of shares outstanding of the Common Stock:
Stinson reports direct holdings of 904,906 (5.3%) shares of the Common Stock; Carpenters Trust reports direct holdings of 1,151,809 (6.8%) shares of the Common Stock; RCBA Inc. and BLUM L.P. report holdings of 439,009 (2.6%) shares of the Common Stock owned directly by certain of the limited partnerships for which BLUM L.P. serves as the general partner and certain of RCBA L.P.'s investment advisory client accounts; Strategic reports direct holdings of 1,038,347 (6.1%) shares of the Common Stock. In addition, the Reporting Persons report control of options to acquire 2,501 (less than 1%) shares of the Common Stock. These options have been granted to the Reporting Persons' designee on the Issuer's Board of Directors. These options are exercisable within 60 days. The Reporting Persons' designee disclaims beneficial ownership of any shares held by the Reporting Persons, except to the extent of any pecuniary interest therein. Mr. Blum reports the aggregate of the shares described above for a total of 3,534,071 (20.9%) shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 365,205 (2.2%) shares the Common Stock that are legally owned by The Common Fund for the accounts of its Value Opportunities Fund and Multi-Strategy Equity Fund, (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,899,276 shares which is 23.0% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 14 of 30


Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

 (c) During the last 60 days ended February 6, 2001, none of the Reporting Persons has effected any transactions in the shares of the Common Stock:

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.
-------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed,
(ii) as noted above, BLUM, L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) as noted above, RCBA, Inc., BLUM, L.P., and RCBA GP entered into voting agreements dated as of February 4, 2001, with Acquisition Corp. and attached hereto as Exhibit B.

 (d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.
Exhibit B  Voting Agreement.



CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 15 of 30

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.,
                                          its general partner


By   /s/ Murray A. Indick             By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and General Counsel           Partner and General Counsel

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
By  BLUM Capital Partners, L.P.,      SOUTHERN CALIFORNIA
    its general partner               By  BLUM CAPITAL PARTNERS, L.P.,
By  Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By  Richard C. Blum & Associates, Inc.,
                                          its general partner


By   /s/ Murray A. Indick             By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and General Counsel           Partner and General Counsel


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
     -------------------------------      -----------------------------------
     Murray A. Indick, Member             Murray A. Indick, Member


/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By Murray A. Indick, Attorney-in-Fact

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 16 of 30

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 9, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.,
                                          its general partner


By   /s/ Murray A. Indick             By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and General Counsel           Partner and General Counsel


STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
By  BLUM Capital Partners, L.P.,       SOUTHERN CALIFORNIA
its general partner                   By  BLUM Capital Partners, L.P.,
By  Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By  Richard C. Blum & Associates, Inc.,
                                          its general partner


By   /s/ Murray A. Indick             By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and General Counsel           Partner and General Counsel


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
     -------------------------------      -----------------------------------
     Murray A. Indick, Member             Murray A. Indick, Member


/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By Murray A. Indick, Attorney-in-Fact


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 17 of 30

                           EXHIBIT B

                       VOTING AGREEMENT

     VOTING AGREEMENT, dated as of February 4, 2001 (the "Agreement"), between the undersigned holder (the "Holder") of shares of the common stock, $0.10 par value (the "Company Common Stock"), of Scott Technologies, Inc., a Delaware corporation (the "Company"), and Tyco Acquisition Corp. XVIII (NV) ("Parent"), a Nevada corporation and a wholly-owned subsidiary of Tyco International Ltd. ("Guarantor").

                           RECITALS

     The Company, Parent and R2 Mergersub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"); capitalized terms not otherwise defined herein being used herein as therein defined), pursuant to which Merger Sub would be merged (the "Merger") with and into the Company, and each outstanding share of Company Common Stock would be converted into the right to receive common shares, $0.20 par value ("Guarantor Common Shares"), of Guarantor; and

     The Holder is the beneficial owner of the number of shares of Company Common Stock and options or rights to acquire shares of Company Common Stock (such securities and any other securities of the Company hereafter acquired by the Holder, the "Subject Securities") set forth on the signature page to this Agreement; and

     As a condition of its entering into the Merger Agreement, Parent has requested the Holder to agree, and the Holder has agreed, to enter into this Agreement.

                         AGREEMENT

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Agreement to Vote Shares. Prior to the Termination Date (as hereinafter defined), at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Holder shall vote all Subject Securities that are voting securities and that it beneficially owns at the time of any such vote: (i) in favor of adoption of

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 18 of 30


the Merger Agreement and (ii) against (x) approval of any Acquisition Proposal made in opposition to or in competition with the Merger, (y) any merger (including, without limitation, an Alternative Transaction), consolidation, sale of assets requiring stockholder approval, reorganization or recapitalization of the Company, with any other person other than Parent or its affiliates, and (z) any liquidation or winding up of the Company (each of the foregoing in this clause (ii) is hereinafter referred to as an "Opposing Proposal").

     2. Agreement Not to Solicit. Prior to the Termination Date, the Holder will not, and will use its reasonable best efforts not to permit any investment banker, attorney or other adviser or representative acting on its behalf or any other entity under its control to, directly or indirectly: (1) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to an Opposing Proposal or otherwise encourage or assist any person in taking or planning any action that would constitute an Opposing Proposal; or (2) initiate a stockholders' vote or action by written consent of the Company's stockholders with respect to an Opposing Proposal. Notwithstanding the restrictions set forth in this Section 2, any designee or representative of Holder or any of its affiliates serving on the Board of Directors of the Company may exercise his fiduciary duties in his capacity as a director or an officer with respect to the Company as opposed to taking action with respect to the direct or indirect ownership of the Subject Securities, and no such exercise of fiduciary duties shall be deemed a breach of, or a violation of the restrictions contained in this Agreement, provided that such fiduciary duties are exercised in accordance with Section 4.02 of the Merger Agreement.

     3. Transfer of Securities. From and after the date hereof until the conclusion of the meeting at which the Company's stockholders vote on the adoption of the Merger Agreement and the Holder votes in favor of approval of the Merger and the adoption of the Merger Agreement (the "Meeting Date"), the Holder will not effect a sale, exchange, pledge, disposition or other transfer or encumbrance (a "Sale") of any of the Subject Securities to or in favor of any person, unless, prior to any such Sale, such person shall have agreed in a writing, in form and substance reasonably acceptable to Parent, for the benefit of and delivered to Parent, to be bound by all provisions of this Agreement applicable to the Holder. Following the Meeting Date, the Holder shall not consummate a Sale to or in favor of any person, unless (i) such sale is made in the open market or (ii) prior to any such Sale, such person shall have agreed in writing, in form and substance

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 19 of 30

reasonably acceptable to Parent, for the benefit of and delivered to Parent, to be bound by the provisions of Section 2 (Agreement
Not to Solicit) of this Agreement.

     4. Binding Agreement. This Agreement shall be binding upon, and shall inure to the benefit of, the Holder, and his heirs, estate, personal representatives and permitted assigns and Parent and its successors and permitted assigns.

     5. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier or sent by electronic transmission, with confirmation received, to the address or telecopy numbers specified below:

     If to the Holder, to the person at the address appearing on the signature page beneath the Holder's name or to telecopier No.
415-434-3130.

           If to Parent:

           Tyco Acquisition Corp. XVIII (NV)
           One Tyco Park
           Exeter, NH 03833
           Telecopier No.:  (603) 778-7700
           Attn: President

           With a copy to:

           Kramer, Levin, Naftalis & Frankel LLP
           919 Third Avenue
           New York, New York  10022
           Telecopier No.:  (212) 715-8000
           Telephone No.: (212) 715-9100
           Attention:  Abbe L. Dienstag, Esq.

or to such other address or telecopy number as any party may have furnished to the other parties in writing in accordance herewith.

     6. Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 20 of 30


     7. Amendment. (a) This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto.

     (b) This Agreement may not be waived by either party hereto, except by an instrument in writing signed on behalf of the party granting such waiver.

     (c) This Agreement may not be assigned by any party without the prior written consent of the other party, and any assignment without such consent shall be void. The foregoing notwithstanding, this Agreement and the rights of Parent hereunder may be assigned to Guarantor or any direct or indirect wholly-owned subsidiary of Guarantor without the consent of the Holder.

     8. Governing Law/Consent of Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party hereto hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in the City of New York in any action or proceeding arising out of or related to this Agreement, and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such State or Federal court. Each party hereto hereby irrevocably consents to the service of process, which may be served in any such action or proceeding by certified mail, return receipt requested, by delivering a copy of such process to such party at its address specified in Section 5 or by any other method permitted by law.

     9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     10. Termination. (a) This Agreement shall terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement according to its terms. The date and time at which this Agreement is terminated in accordance with this Section 10 is referred to herein as the "Termination Date."

     (b) Upon any termination of this Agreement as provided in this Section 10, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 21 of 30


Agreement; and provided further that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including, without limitation, the Merger
Agreement.


              [This space intentionally left blank]

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 22 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.


                               TYCO ACQUISITION CORP. XVIII (NV)

                               By:  /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                               BK CAPITAL PARTNERS IV, L.P.:

                               By:  BLUM Capital Partners, L.P.
                               Its:  General Partner
                               By:  Richard C. Blum &
                                      Associates, Inc.
                               Its:  General Partner

                               By:  /s/ N. Colin Lind
                                    N. Colin Lind,
                                    its Managing Partner

                               Address:  909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
105,271

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 23 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President


                               THE CARPENTERS' PENSION TRUST FOR
                                SOUTHERN CALIFORNIA:

                               By:  BLUM Capital Partners, L.P.
                               Its:  Investment Advisor
                               By:  Richard C. Blum &
                                      Associates, Inc.
                               Its:  General Partner

                               By:  /s/ N. Colin Lind
                                    N. Colin Lind,
                                    its Managing Partner

                               Address:  909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
1,151,809

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 24 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                                RCBA STRATEGIC PARTNERS, L.P.:

                                By:  RCBA GP, L.L.C., its
                                       General Partner

                                By: /s/ N. Colin Lind
                                    N. Colin Lind,
                                    its Managing Member

                                Address: 909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
1,038,347

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 25 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                              STINSON CAPITAL PARTNERS II, L.P.:

                              By:  BLUM Capital Partners, L.P.
                              Its:  General Partner
                              By:  Richard C. Blum &
                                     Associates, Inc.
                              Its:  General Partner

                              By:   /s/ N. Colin Lind
                                    N. Colin Lind,
                                    its Managing Partner

                              Address:  909 Montgomery Street,
                                        Suite 400
                                        San Francisco, CA 94133

Number of Shares of Company Common Stock:
213,261

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 26 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                               STINSON CAPITAL PARTNERS, L.P.:

                               By:  BLUM Capital Partners, L.P.
                               Its:  General Partner
                               By:  Richard C. Blum &
                                      Associates, Inc.
                               Its:  General Partner

                               By:  /s/ N. Colin Lind
                                    N. Colin Lind,
                                     its Managing Partner

                               Address:  909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
904,906

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 27 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                              STINSON CAPITAL FUND (CAYMAN) LTD:

                              By:  BLUM Capital Partners, L.P.
                              Its:  Investment Advisor
                              By:  Richard C. Blum &
                                     Associates, Inc.
                              Its:  General Partner

                              By:   /s/ N. Colin Lind
                                    N. Colin Lind,
                                     its Managing Partner

                              Address:  909 Montgomery Street,
                                        Suite 400
                                        San Francisco, CA 94133

Number of Shares of Company Common Stock:
38,798

Number of Options or Rights to Acquire Company Common Stock:
___________________


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 28 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                              TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name:  Mark H. Swartz
                                    Title: Vice President

                                 THE COMMONFUND VALUE
                                  OPPORTUNITY FUND:

                                By:  BLUM Capital Partners, L.P.
                                Its:  Investment Advisor
                                By:  Richard C. Blum &
                                      Associates, Inc.
                                Its:  General Partner

                               By:   /s/ N. Colin Lind
                                     N. Colin Lind,
                                       its Managing Partner

                               Address:  909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
118,200

Number of Options or Rights to Acquire Company Common Stock:
___________________

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 29 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.


                                TYCO ACQUISITION CORP. XVIII (NV)

                                By: /s/ Mark H. Swartz
                                     Name:  Mark H. Swartz
                                     Title: Vice President

                               THE COMMONFUND MULTISTRATEGY
                                FUND:

                               By:  BLUM Capital Partners, L.P.
                               Its:  Investment Advisor
                               By:  Richard C. Blum &
                                     Associates, Inc.
                               Its:  General Partner

                               By:   /s/ N. Colin Lind
                                     N. Colin Lind,
                                      its Managing Partner

                                Address: 909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
247,005

Number of Options or Rights to Acquire Company Common Stock:
___________________


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 30 of 30


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                               TYCO ACQUISITION CORP. XVIII (NV)

                               By: /s/ Mark H. Swartz
                                    Name: Mark H. Swartz
                                    Title: Vice President

                               UNITED BROTHERHOOD OF CARPENTERS
                                PENSION FUND:

                               By:  BLUM Capital Partners, L.P.
                               Its:  Investment Advisor
                               By:  Richard C. Blum &
                                      Associates, Inc.
                               Its:  General Partner

                               By:   /s/ N. Colin Lind
                                     N. Colin Lind,
                                      its Managing Partner

                                Address: 909 Montgomery Street,
                                         Suite 400
                                         San Francisco, CA 94133

Number of Shares of Company Common Stock:
81,679

Number of Options or Rights to Acquire Company Common Stock:
___________________